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                                                                     Exhibit  25



                               AUDITORS' CONSENT
                               -----------------




The Board of Directors
Trans World Airlines, Inc.:


We consent to the use of our report incorporated herein by reference and to the reference to our firm under the heading "Experts" in the prospectus. Our report, dated March 24, 1997, contains an explanatory paragraph that states that the Company's recurring losses from operations and its limited sources of additional liquidity raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. In addition, our report refers to the application of fresh start reporting as of September 1, 1995.



                                        KPMG Peat Marwick LLP




Kansas City, Missouri
January 19, 1998